Exhibit (a)(5)(H)

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement has been prepared pursuant to, and in order to comply with, the Listing Rules and the Codes, and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of the Company nor shall there be any sale, purchase or subscription for securities of the Company in any jurisdiction in which such offer, solicitation or sale would be unlawful absent the filing of a registration statement or the availability of an applicable exemption from registration or other waiver.

Zhihu Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NYSE: ZH; HKEX: 2390)

CONDITIONAL VOLUNTARY CASH OFFERS OF THE COMPANY TO BUY BACK UP TO 46,921,448 CLASS A ORDINARY SHARES (INCLUDING IN THE FORM OF AMERICAN DEPOSITARY SHARES) AT A PRICE OF HK$9.11 PER CLASS A ORDINARY SHARE (EQUIVALENT OF US$3.50 PER ADS)

UPDATE ON DIRECTOR’S INTENTION

Financial Adviser to the Company

Independent Financial Adviser to the Independent Board Committee

References are made to the offer document issued by Zhihu Inc. in connection with the Non-U.S. Offer in accordance with the Codes on September 9, 2024 (the “Offer Document”). Unless otherwise defined herein, capitalized terms used herein shall have the same meanings as those defined in the Offer Document.

As disclosed in the Offer Document, as of the Latest Practicable Date, the Company was aware, after reasonable inquiry, that none of the Directors who hold Shares or persons acting in concert with any of them will accept the Offers. The Company has been informed by Mr. Dahai Li, a non-executive Director, of his current intention to accept the Offers related to a part of the Class A Ordinary Shares (including in the form of ADSs) in which he is interested in.

Save as disclosed above and in the announcement of the Company pursuant to Rule 3.8 of the Takeovers Code published on October 18, 2024, all other material information in the Offer Documents shall remain unchanged.

By Order of the Board
Zhihu Inc.
Yuan Zhou
Chairman

Hong Kong, October 23, 2024

As of the date of this announcement, the board of Directors comprises Mr. Yuan Zhou as an executive Director, Mr. Dahai Li, Mr. Zhaohui Li, and Mr. Bing Yu as non-executive Directors, and Mr. Hanhui Sam Sun, Ms. Hope Ni, and Mr. Derek Chen as independent non-executive Directors.

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.